Glen Y. Sato +1 650 843 5502 gsato@cooley.com	VIA EDGAR

July 7, 2017

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Dynavax Technologies Corporation

Preliminary Proxy Statement on Schedule 14A

Filed June 30, 2017

File No. 001-34207

Ladies and Gentlemen:

On behalf of our client, Dynavax Technologies Corporation (the “Company”), we hereby respond to comments received from staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated July 6, 2017 (the “Comment Letter”), with respect to the Company’s Preliminary Proxy Statement on Schedule 14A, filed on June 30, 2017 (File No. 001-34207). The numbering of the paragraphs below corresponds to the numbering of the comment letter, which, for the Staff’s convenience, has been incorporated into this response letter.

What happens if the increase in the authorized number of shares of common stock in Proposal 1 is not approved?, page 2

1.	According to your Form 8-K filed on June 2, 2017, you filed a Certificate of Amendment to the Sixth Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware on June 2, 2017 increasing the authorized number of shares of your common stock to 139,000,000. It does not appear you have accounted for this in your disclosure with respect to the effect of the vote. For example, you state here that if Proposal 1 is not approved, your “Sixth Amended and Restated Certificate of Incorporation, as amended, will remain as it is, and the authorized number of shares of [y]our common stock will remain unchanged.” You also state on page 9, “If the amendment is adopted, it will become effective upon filing of a Certificate of Amendment...” Please revise your disclosure here and throughout the preliminary proxy statement to clarify what will happen if Proposal 1 is approved and what will happen if Proposal 1 is not approved.

Response: If Proposal 1 is approved, we will file the Certificate of Amendment included as Annex A in the preliminary proxy statement, which will supersede the Certificate of Amendment filed with the Secretary of the State of Delaware on June 2, 2017 and confirm that our authorized number of shares is 139,000,000 million. If Proposal 1 is not

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

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Securities and Exchange Commission

Division of Corporation Finance

Page Two

approved, we will plan to promptly undertake steps to reduce the outstanding authorized common stock to 69,500,000 shares, the total prior to time the Certificate of Amendment was filed with the Secretary of State of the State of Delaware on June 2, 2017. We will revise references to the effect of approval and non-approval in the preliminary proxy statement accordingly.

Page 2 References:

“What happens if the increase in the authorized number of shares of common stock in Proposal 1 is approved?

If the increase in the authorized number of shares of our common stock is approved, we will file a Certificate of Amendment to our Sixth Amended and Restated Certificate of Incorporation, as amended, which will supersede the Certificate of Amendment filed with the Secretary of the State of Delaware on June 2, 2017 and confirm the increase in our authorized number of shares of common stock from 69,500,000 shares to 139,000,000 shares.

What happens if the increase in the authorized number of shares of common stock in Proposal 1 is not approved?

If the increase in the authorized number of shares of our common stock is not approved, we will plan to promptly undertake steps to reduce the outstanding authorized common stock to 69,500,000 shares, the total prior to time the Certificate of Amendment was filed with the Secretary of State of Delaware on June 2, 2017. Our ability to use our capital stock for business and financial purposes may be limited and we may lose the flexibility to operate our business optimally, including a potential inability to fund our business and operations in accordance with our strategic plans.”

Page 8 Reference:

“If our stockholders do not approve this Proposal 1, we will plan to promptly undertake steps to reduce the outstanding authorized common stock to 69,500,000 shares, the total prior to time the Certificate of Amendment was filed with the Secretary of State of Delaware on June 2, 2017. As a result, we may not be able to access the capital markets; complete corporate collaborations or partnerships; attract, retain and motivate employees; or pursue other business opportunities integral to our growth and success.”

Page 9 Reference:

“If this Proposal 1 is approved, we will file a Certificate of Amendment to our Sixth Amended and Restated Certificate of Incorporation, as amended, which will supersede the Certificate of Amendment filed with the Secretary of the State of Delaware on June 2, 2017 and confirm the increase our authorized number of shares of common stock

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

Securities and Exchange Commission

Division of Corporation Finance

Page Three

from 69,500,000 shares to 139,000,000 shares. If the amendment is adopted, it will become effective upon filing of a Certificate of Amendment of the Company’s Charter with the Secretary of State of the State of Delaware and the authorized shares would be available for issuance. No further stockholder authorization would be required prior to the issuance of such shares by the Company, except where stockholder approval is required under Delaware corporate law or NASDAQ rules.”

Questions and Answers about these Proxy Materials and Voting

How many votes are needed to approve each proposal?, page 5

2.	Please expand your discussion of the votes needed to approve each proposal to state the effect of shareholders who do not provide instructions to their brokers/nominees.

Response: We will revise the discussion of the votes needed to approve each proposal as follows:

“How many votes are needed to approve each proposal?

Proposal 1, to approve the amendment of the Company’s Sixth Amended and Restated Certificate of Incorporation, as amended, to increase the authorized number of shares of common stock from 69,500,000 to 139,000,000 shares, must receive “For” votes from the holders of a majority of the Company’s outstanding shares entitled to vote. If you are a stockholder of record and you fail to return your proxy card or to vote at all using the telephone or internet, it will have the same effect as an “Against” vote. If you are a stockholder of record and return a signed and dated proxy card without providing specific voting instructions on Proposal 1, or do not specify your vote on Proposal 1 when voting using the telephone or internet, your shares will be voted “For” Proposal 1 in accordance with the recommendations of Dynavax’s Board of Directors. Abstentions will have the same effect as “Against” votes.

We believe that Proposal 1 is deemed to be a “routine” matter. Therefore, if you are a beneficial owner of shares registered in the name of your broker or other nominee and you fail to provide instructions to your broker or nominee as to how to vote your shares on Proposal 1, your broker or nominee will have the discretion to vote your shares on Proposal 1. Accordingly, if you fail to provide voting instructions to your broker or nominee, your broker or nominee can vote your shares on Proposal 1 in a manner that is contrary to what you intend. For example, if you are against the approval of Proposal 1 but you do not provide any voting instructions to your broker, your broker can nonetheless vote your shares “For” Proposal 1. While we do not expect any broker non-votes on Proposal 1, if you do not provide voting instructions and your broker or nominee fails to vote your shares, this will have the same effect as an “Against” vote. If you are a beneficial owner of shares registered in the name of your broker or other nominee, we strongly encourage you to provide voting instructions to the broker or nominee that holds your shares to ensure that your shares are voted in the manner in which you want them to be voted.

Proposal 2, to approve the continuation, adjournment or postponement of the Special Meeting

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Securities and Exchange Commission

Division of Corporation Finance

Page Four

for any purpose, including to solicit additional proxies if there are insufficient votes at the time of the Special Meeting to approve Proposal 1, must receive “For” votes from the holders of a majority of the voting power represented at the Special Meeting, if a quorum of stockholders is achieved. If you are a stockholder of record and you return your signed and dated proxy card without providing specific voting instructions on Proposal 2, or do not specify your vote on Proposal 2 when voting using the telephone or internet, your shares will be voted “For” Proposal 2 in accordance with the recommendations of Dynavax’s Board of Directors. If you are a stockholder of record and you fail to return your proxy card, or to vote at all using the telephone or internet, it will have no effect.

We believe that Proposal 2 is deemed to be a “routine” matter. Therefore, if you are a beneficial owner of shares registered in the name of your broker or other nominee and you fail to provide instructions to your broker or nominee as to how to vote your shares on Proposal 2, your broker or nominee will have the discretion to vote your shares on Proposal 2. If you return your proxy and select “Abstain,” it will have the same effect as an “Against” vote.”

Please contact the undersigned at (650) 843-5502 if you have any questions regarding the foregoing.

Very truly yours,

COOLEY LLP

By:	/s/ Glen Y. Sato
Glen Y. Sato

cc:	Steven N. Gersten, Vice President and General Counsel, Dynavax Technologies Corporation

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com